Auryn Provides Exploration Update and Plans for 2017

Vancouver, British Columbia – Dec 22nd, 2016 – Auryn Resources Inc. (TSX: AUG, OTCQX : GGTCF) (“Auryn” or the “Company”) is pleased to provide an exploration update from it’s Peruvian portfolio and further information about its proposed 2017 exploration plans.

Peru

Auryn has been active during Q4, 2016 on its Peruvian portfolio with extensive surface sampling undertaken on the Sombero and Huilacollo properties to advance these projects toward a drill ready stage. Auryn is also active in negotiations with various communities across the portfolio with good progress being made.

Sombrero Project

Surface exploration work at the Sombrero project focused on the southern half of the property where 773 meters of trenching, 405 rock chips and 311 soil samples were collected. The purpose of this work was to expand upon the previous limited rock chip geochemical sampling that returned significant gold and copper values in the mineralized skarn setting. Importantly, the footprint of the known mineralized system was expanded by the new discovery of a 300 by 350 meter zone of skarn mineralization in the southwest region of the claim area.

Huilacollo Project

Exploration work on the Huilacollo project focused on the southern half of the property. 1,259 talus fine samples were taken over an area of 3 by 4 kilometers where no previous reliable surficial geochemical sampling had occurred. In addition, 25 rock chip samples were taken in select areas with outcrop that demonstrated epithermal textures. The purpose of this work was to develop a geochemical picture over geophysical anomalies characterized by resistivity highs and chargeability lows that have the potential to host oxide gold mineralization.

Banos del Indio

Exploration plans are to undertake a property wide IP survey in Q1 of 2017 and to further delineate targets which will be followed by surface sampling programs with drilling expected to begin in Q4. Banos Del Indio is one of the largest untested alteration systems in the Andes and sits on the same north south structure of the epithermal belt in Southern Peru which is 10 kms north of the Huilacollo concessions.

Curibaya

Exploration work on the Curibaya project focused on follow-up work on anomalous gold and copper drainage basins identified in Auryn’s 2016 stream sediment survey. Two high-level, multi-kilometer potentially porphyry style clay alteration systems have been identified in the southwest and northwest portions of the claims demonstrating that further follow-up work of soil and rock-chip sampling is warranted.

Auryn 2017 Exploration Plans

Auryn focused on capitalizing on the advancements achieved in a very successful 2016 field season. Targeting efforts have provided 17 high priority drill targets at the flagship Committee Bay gold project. The company has also been successful at assembling a world-class exploration portfolio with the additional acquisitions of the advanced Homestake Ridge project in the “Golden Triangle” of northwestern British Columbia and the Sombrero, Huilacollo and Baños del Indio projects in southern

Peru. Auryn’s global exploration plan in 2017 will be to aggressively drill all projects across its portfolio with the primary focus on new discoveries.

The proposed drill plan for 2017 is to drill a total of 55,000 meters of which 25,000 meters will be drilled across 17 multi-kilometer long targets in the Committee Bay project, 15,000 meters across the Homestake Ridge project and another 15,000 meters across the Sombrero, Huilacollo, and Baños del Indio projects in southern Peru.

Shawn Wallace, President and CEO, commented, “we are thrilled to have been able to acquire these high quality projects over the past 2 years. Each project provides a significant standalone opportunity for major discoveries while our portfolio approach significantly lowers Auryn's overall risk profile. 2017 will be a year where our technical and financial teams will capitalize on this foundation and execute our operational plan to realize the goal of value creation for all stakeholders and investors.“

Auryn has revised its portfolio video which is now available on our website, please visit: http://www.aurynresources.com/investors/video

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio.

Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay gold project located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

“Shawn Wallace”
President and CEO of Auryn Resources Inc.

For further information on Auryn Resources Inc., please contact Jay Adelaar, Manager of Investor Relations at (778) 729-0600.

Cautionary Statements

The Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address events or developments that the company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. For more information on the Company, investors should review the Company’s continuous disclosure filings that are available at www.sedar.com